UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

First National Community Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $1.25 Per Share

(Title of Class of Securities)

32010M101

(CUSIP Number)

James M. Bone,Jr. 102 E. Drinker Street, Dunmore, PA 18512, (570) 346-7667

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32010M101

1	Names of Reporting Persons: Louis A. DeNaples I.R.S. Identification Nos. of Above Persons (Entities Only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only:

4	Source of Funds (See Instructions): PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,604,145 shares

	8	Shared Voting Power: 43,059 shares

	9	Sole Dispositive Power: 1,604,145 shares

	10	Shared Dispositive Power: 43,059 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,647,204 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 10.0%

14	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 32010M101

1	Names of Reporting Persons: Dominick L. DeNaples I.R.S. Identification Nos. of Above Persons (Entities Only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only:

4	Source of Funds (See Instructions): PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0 shares

	8	Shared Voting Power: 294,428 shares

	9	Sole Dispositive Power: 0 shares

	10	Shared Dispositive Power: 294,428 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 294,428

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 1.8%

14	Type of Reporting Person (See Instructions): IN (Individual)

This Amendment No. 2 to Schedule 13D (“Amendment No. 2) amends and supplements the prior statement on Schedule 13D (as amended, the “Statement”) as filed by Louis A. DeNaples and Dominick L. DeNaples related to the common shares, par value $1.25 per share (the “Common Shares”), of First National Community Bancorp, Inc. (the “Issuer”).  This Statement has been previously amended by Amendment No. 1 to Schedule 13D filed on August 22, 2007.  In the event that any disclosure contained in this Amendment No. 2 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 2.

Item 1.	Security and Issuer
There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 2, except to change the telephone number of the Issuer to (570) 346-7667.

Item 2.	Identity and Background
(a) There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Considerations
There are no amendments to Item 3 of the Statement pursuant to this Amendment No. 2.

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended to add the following paragraph:

On May 17, 2012, Dominick L. DeNaples transferred, as a gift, an aggregate of 1,191,540 Common Shares of the Issuer to his adult children.  On September 13, 2012, he purchased 11,294 shares, which he now owns jointly with one of his children.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended by deleting paragraphs (a), (b), (c) and (e) thereof and inserting the following:

(a)           As of the date of this Schedule 13D, Louis A. DeNaples and Dominick L. DeNaples own, in the aggregate, 1,941,632 Common Shares, or approximately 11.8% of the outstanding Common Shares.(1)

(b)           As of the date of this Schedule 13D, none of the persons named in Item 2 of this Schedule 13D beneficially owned any shares of First National Community Bancorp, Inc. with the exception of:

SOLE VOTING POWER:

1,604,145 shares

SHARED VOTING POWER:

337,487 shares

SOLE DISPOSITIVE POWER:

1,604,145 shares

SHARED DISPOSITIVE POWER:

337,487 shares

The following information is with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition with Louis A. DeNaples is shared:

(a)           Betty Ann DeNaples

(b)           RR #4, Box 4375, Elmhurst Boulevard, Moscow, PA 18444-9278

(c)           Housewife

(d)           During the last five years, such person has not been convicted in a criminal proceeding.

(1)  The percentage of outstanding Common Shares was calculated with reference to 16,442,119 shares outstanding as of August 20, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

(e)           During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            United States of America.

(a)           Louis A. DeNaples, Jr.

(b)           1000 Dunham Drive, Dunmore, PA 18512

(c)           Doctor, Emergency Services PC, 1000 Dunham Drive, Dunmore, PA 18512

(d)           During the last five years, such person has not been convicted in a criminal proceeding.

(e)           During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            United States of America.

(a)           Lisa DeNaples

(b)           44 Woodland Road, Mt. Pocono, PA 18344

(c)           Manager, Mt. Airy #1, LLC, 44 Woodland Road, Mt. Pocono, PA 18344

(d)           During the last five years, such person has not been convicted in a criminal proceeding.

(e)           During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            United States of America.

(a)           Nicholas DeNaples

(b)           1000 Dunham Drive, Dunmore, PA 18512

(c)           Truck Driver, N & L Transportation, 1000 Dunham Drive, Dunmore, PA 18512

(d)           During the last five years, such person has not been convicted in a criminal proceeding.

(e)           During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            United States of America.

(a)           Dominica DeNaples

(b)           5 Sunset Terrace, Scranton, PA 18505

(c)           Food and Beverage, Mt. Airy#1, LLC, 44 Woodland Road, Mt. Pocono, PA 18344

(d)           During the last five years, such person has not been convicted in a criminal proceeding.

(e)           During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            United States of America.

(a)           Anne DeNaples-Gentile

(b)           2240 Major Road, Madison Township, PA 18444

(c)           Veterinarian, 2240 Major Road, Madison Township, PA 18444

(d)           During the last five years, such person has not been convicted in a criminal proceeding.

(e)           During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            United States of America.

(a)           Margaret DeNaples

(b)           RR # 4, Box 4375, Elmhurst Boulevard, Moscow, PA 18444-9278

(c)           Home Mother

(d)           During the last five years, such person has not been convicted in a criminal proceeding.

(e)           During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            United States of America.

(a)           Donna DeNaples Dileo

(b)           P.O. Box 249, Dunmore, PA 18512

(c)           Office Manager, Keystone Landfill, Inc., P.O. Box 249, Dunmore, PA 18512

(d)           During the last five years, such person has not been convicted in a criminal proceeding.

(e)           During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            United States of America.

(a)           DeNaples Equipment Co.

(b)           400 Mill Street, Dunmore, PA 18512

(c)           N/A

(d)           N/A

(e)           N/A

(f)            United States of America.

The following information is with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition with Dominick L. DeNaples is shared:

(a)           Mary Ann DeNaples

(b)           1000 October Drive, Dunmore, PA 18505

(c)           Housewife

(d)           During the last five years, such person has not been convicted in a criminal proceeding.

(e)           During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            United States of America.

(a)           Patrick DeNaples

(b)           400 Mill Street, Dunmore, PA 18512

(c)           General Manager, DeNaples Auto Parts, 400 Mill Street, Dunmore, PA 18512

(d)           During the last five years, such person has not been convicted in a criminal proceeding.

(e)           During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            United States of America.

(a)           DeNaples Equipment Co.

(b)           400 Mill Street, Dunmore, PA 18512

(c)           N/A

(d)           N/A

(e)           N/A

(f)            United States of America.

(c)           None of the persons named in Item 5(a) of this Amendment No. 2 have purchased or disposed of any Common Shares during the 60 days preceding this filing, except as follows:

On May 17, 2012, Dominick L. DeNaples transferred, by gift, an aggregate of 1,191,540 Common Shares to his children and on September 13, 2012, he purchased 11,294 shares as follows:

Identity of Person who Effected the Transaction	Date of Transaction	Amount of Securities	Price Per Share	How the Transaction was Effected
Dominick L. DeNaples	5/17/2012	238,302.6134	$0.0	Gift
Dominick L. DeNaples	5/17/2012	238,310.2119	$0.0	Gift
Dominick L. DeNaples	5/17/2012	238,310.2119	$0.0	Gift
Dominick L. DeNaples	5/17/2012	238,306.9993	$0.0	Gift
Dominick L. DeNaples	5/17/2012	238,310.2119	$0.0	Gift
Dominick L. DeNaples	9/13/2012	11,294	$2.83	Purchase

(e)           As a result of the gifts noted in Item 5(c) above, on May 17, 2012, Dominick L. DeNaples ceased to own more than 5% of the Issuer’s Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no amendments to Item 6 of the Statement pursuant to this Amendment No. 2.

Item 7.	Material to be Filed as Exhibits
There are no amendments to Item 7 of the Statement pursuant to this Amendment No. 2.

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Louis A. DeNaples

	By:	/s/ Louis A. DeNaples
Dated: October 3, 2012

Dominick L. DeNaples

	By:	/s/ Dominick L. DeNaples
Dated: October 3, 2012